

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2017

Mr. Winnie Sze Wing Cheung
Chief Financial Officer
Royal Bakery Holdings, Inc.
407 Old Country Road
Belmont, CA 94002

> **Re:** **Royal Bakery Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 333-193143**

Dear Mr. Cheung:

We issued comments to you on the above captioned filing on December 21, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 8, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure